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                          October 15, 2021

       Theodore Schroeder
       Chief Executive Officer
       Nabriva Therapeutics plc
       414 Commerce Drive, Suite 120
       Fort Washington, PA 19034

                                                        Re: Nabriva
Therapeutics plc
                                                            Registration
Statement on Form S-1
                                                            Filed October 8,
2021
                                                            File No. 333-260146

       Dear Mr. Schroeder:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brian A. Johnson, Esq.